HOUSING PROGRAMS LIMITED
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

July 11, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Steven Jacobs

Re:   Housing Programs Limited
      Form 10-KSB for the year ended December 31, 2004 File No. 0-13808

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to Housing Programs Limited, a California limited partnership (the "Partnership"), in a letter dated June 24, 2005. The Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter.

                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 1 - Organization and Summary of Significant Accounting Policies

Recent Accounting Pronouncements

        1. Comment: You determined that all of the entities in which you hold an interest at December 31, 2004 are VIEs and that you are not the primary beneficiary of any of these entities. Please tell us how you determined each of these entities were VIEs. In your response, please advise us of the authority and obligations of the general partner(s) of the Local Limited Partnerships, and your relationship with each of the general partners. Finally, please quantify the equity investment at risk for each general partner of the Local Limited Partnerships, net of any upfront fees received.

           Response: The Partnership first became involved with the local limited partnerships in the mid 1980s. The Partnership historically has used the equity method of accounting for its investments in local limited partnerships. The individuals involved with the creation of the Partnership are no longer employed by National Partnership Investments Corp. ("NAPICO"), the general partner of the Partnership. With the exception of one general partner that is wholly-owned by NAPICO and serves as the general partner of one local limited partnership, the general partners of the local limited partnerships are not affiliated with the Partnership or NAPICO. Accordingly, the Partnership's initial consideration of the requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R) was based primarily on documents related to the formation of the Partnership and the local limited partnerships in its adoption of FIN 46R and financial information available as of December 31, 2003 and 2004. There may be other facts and circumstances related to the Partnership's involvement with the local limited partnerships that might be relevant in making determinations required by FIN 46R; however, the Partnership necessarily based its determination upon those written documents available and other information that is currently available to the Partnership.

           The Partnership's determination that the local limited partnerships are variable interest entities ("VIE") was made based on consideration of paragraph 5 of FIN 46R. The Partnership specifically determined that all four of the local limited partnerships are VIEs based on paragraph 5(b)(1).

           With respect to all four local limited partnerships that were determined to be VIEs under paragraph 5(b)(1), the group of equity holders at risk was comprised only of its limited partners (the group that contributed the capital necessary to fund the acquisition of properties owned by local limited partnerships). The general partners were not considered to have equity at risk because their capital contributions were insignificant. Based on the terms of the related local limited partnership agreements, the limited partners were not deemed to have the right to make decisions that have a significant effect on the operations or success of the local limited partnership. Therefore, all four local limited partnerships were determined to be VIEs and no further evaluation under paragraph 5 of FIN 46R was necessary.

           The Partnership noted that each general partner's relationship with the local limited partnerships involves the following significant activities related to its rights and obligations under the related limited partnership agreements:

o The general partner shall manage and conduct the business of the local limited partnerships;
o Employees of the general partner (or its affiliates) are actively involved in managing the operations of the local limited partnerships;
o The general partner has the obligation to fund any recourse obligations of the local limited partnerships;
o The general partner is authorized to develop land acquired by the local limited partnership with off-site and on-site improvements, and to construct, rehabilitate, maintain, operate and manage the housing units and other facilities of the respective local limited partnership;
o The general partner is authorized to borrow funds, execute and issue mortgage notes and other evidences of indebtedness;
o The general partner is authorized to apply for and obtain from the respective government agency, contracts for leasing, interest subsidies, tax abatement and tax limitation, as well as other supplemental payments and subsidies;
o The general partner shall promptly take any and all action which may be necessary or appropriate to perfect and maintain the local limited partnerships, as a limited partnership under state law, and to develop, maintain, and operate the respective local limited partnerships in accordance with provisions of the local limited partnership agreement and applicable Federal, state and local laws and regulations;
o The general partner shall cause the local limited partnerships to obtain and maintain at all times, insurance in such amounts and at terms customary for a project similar to the local limited partnerships; and
o The general partner is responsible for obtaining a management agent for the respective local limited partnerships.

           In addition, the local limited partnership agreements each state that the Partnership, as limited partner, shall not take part in the management of the local limited partnership's business or transact any business for the local limited partnership, nor have any power to sign for or to bind the local limited partnership or to subject the local limited partnership to any liability or obligation.

           The Partnership's approach to the quantification of the equity investment at risk for each general partner of the local limited partnerships consisted of reviewing the partnership agreements for the determination of the capital contribution of the respective partners. The Partnership considered payments to the general partners of certain fees as defined in the local limited partnership agreements that could be considered a reduction of the capital contributed; however these fees were generally in consideration of services performed by the general partner or covenants provided by the general partner to fund development deficits and operating deficits within a defined time period at the inception of each local limited partnership, and were determined to be reasonable in relation to the nature of the services provided. Therefore, the Partnership concluded that these fees should not be considered a reduction of capital contributed by the general partner.


        2. Comment: You refer to the your maximum exposure to loss at December 31, 2004 relative to determining the primary beneficiary for the identified VIEs. Please tell us whether you evaluated the expected losses and residual returns and equity investment at risk as applicable, at the time you became involved with the Local Limited Partnerships, as opposed to your equity at risk at December 31, 2004. Additionally, please tell us whether you included your rights to tax credits when evaluating the expected cash flows.

           Response: The Partnership refers to the maximum exposure to loss at December 31, 2004 as a result of its involvement with unconsolidated VIEs in order to comply with the disclosure requirements of paragraph 24(c) of FIN 46R and not for purposes of determining the primary beneficiary for the identified VIEs.

           The Partnership evaluated the equity investment at risk based on the provisions of the local limited partnership agreements in place and any subsequent amendments to such local limited partnership agreements. As provided in paragraph 38 of FIN 46R, the Partnership was unable to obtain all of the information necessary to make its determination at the date the Partnership first became involved with the local limited partnerships. The local limited partnership agreements are considered "living" documents that capture changes in structure and terms of the respective local limited partnerships. Accordingly, the Partnership's evaluation of equity investment at risk was considered to be performed as of the date on which FIN 46R was first applied, or December 31, 2004. Although the Partnership has not performed a quantitative analysis to determine the relative exposures of the Partnership and the general partners to the expected losses of the respective local limited partnerships, the Partnership generally believes that at December 31, 2004 it would have the greatest exposure based on provisions in the local limited partnership agreements that provide for allocations and distributions in accordance with ownership interest. The Partnership considered this factor, together with other factors in paragraph 17 of FIN 46R, in the determination of the primary beneficiary of all four local limited partnerships determined to be VIEs.

           The Partnership was never eligible for the receipt of tax credits with respect to any of its local limited partnership investments. Therefore, if a quantitative analysis of the relative exposures of the Partnership to the expected losses and residual returns had been performed at December 31, 2004, the Partnership's rights to any tax credits would not have been a factor in the expected cash flows.

3.         Comment: Please explain to us the circumstances in which you have the
           right  to  replace   the  general   partner  of  the  Local   Limited
           Partnerships.

           Response: The local limited partnership agreements provide the limited partner (the Partnership) with the right to designate an additional or successor general partner if:

o The general partner or the partnership shall be in material default in the performance of any of their respective obligations so as to seriously impair the operations or prospects of the partnership and/or the project;
o The net worth of the general partner endangers the status of the partnership as a partnership for Federal tax purposes;
o              The general partner shall retire or cease to exist;
o A material breach of any of the general partner's duties or obligations under the local limited partnership agreement;
o A material breach of the mortgage or mortgage note, the Regulatory Agreement or any other agreement given with respect to the financing of the project; provided, however, the general partner shall have 30 days to cure said breach but only if during said 30 days the general partner takes all steps necessary to prevent a foreclosure of the mortgage loan;
o Termination, withdrawal or reduction of any governmental subsidy relating to the project, unless a comparable subsidy has been obtained; or
o Failure of the net worth of the general partner to meet both the test for ruling purposes of a sole corporate general partner, under Internal Revenue Service Rev. Proc. 72-13, and the then-current such test, if any, applicable to the general partner as any time during the term hereof.




                        *     *     *     *     *

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,


                                    /s/ David R. Robertson
                                    David R. Robertson
                                    President and Chief Executive Officer
                                    National  Partnership  Investments  Corp.,
                                    the  general  partner of Housing  Programs
                                    Limited